Sipup Corporation

Willy-Brandt-Anlage 20

64823 Gross Umstadt, Germany

Tel: +49-800-181-3076

January 22, 2013

VIA EDGAR

Ann Nguyen Parker

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Sipup Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed on or about January 22, 2013

File No. 333-185408

Dear Ms. Nguyen:

Pursuant to the staff’s comment letter dated January 8, 2013, we respectfully submit this letter on behalf of Sipup Corporation, a Nevada corporation (the “Company”).

Amendment No. 1 to the Company’s Form S-1 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on or about January 22, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 1 to the Form S-1.

General

1.

We note that you disclose on your prospectus cover page that you are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. In addition, we note that you describe certain instances when you would cease to be an “emerging growth company” on page 10. Please revise your prospectus to describe all the circumstances in which a company may lose emerging growth company status. In addition, consider describing the extent to which any of these exemptions are available to you as a smaller reporting company.

Company response: The Company has added the following disclosure to page 10:

We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (A) following the fifth anniversary of our first sale of common equity securities pursuant to an effective registration statement, (B) in which we have total annual gross revenue of at least $1.0 billion, or (C) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30 , and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Rule 12b-2 of the Securities Exchange Act of 1934, as amended, defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer), or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

•

Had a public float of less than $ 75 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or

•

In the case of an initial registration statement under the Securities Act or Exchange Act for shares of its common equity, had a public float of less than $75 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or

•

In the case of an issuer whose public float as calculated under paragraph (1) or (2) of this definition was zero, had annual revenues of less than $50 million during the most recently completed fiscal year for which audited financial statements are available.

We qualify as a smaller reporting company, and so long as we remain a smaller reporting company, we benefit from the same exemptions and exclusions as an emerging growth company.  In the event that we cease to be an emerging growth company as a result of a lapse of the five year period, but continue to be a smaller reporting company, we would continue to be subject to the exemptions available to emerging growth companies until such time as we were no longer a smaller reporting company.

2.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are Mr. Rashid published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Company response: The Company confirms that it has made no written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, the Company confirms that it has no research reports about itself that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.  The Company further confirms that no broker or dealer that is participating or will participate in its offering.

3.

Please revise the prospectus so that the disclosure you provide is current, accurate and complete. The following are only examples of inconsistencies or incomplete references we observed. In your letter of response, please explain precisely how and where in your amended document you have addressed each such statement:

•

Several references to “officers and directors” whereas you have only one officer and director;

•

Please review and revise cross-references throughout the prospectus, such as the cross reference to “Business of the Company” on page 5;

•

The disclosure in the second risk factor on page 8 that you “expect to incur significant operating losses in future periods” conflicts with the disclosure in the third risk factor on page 8 that you “expect to incur minimal operating losses”; and

•

Please update your disclosure with respect to an “accredited investor” on page 11.

Company response: The following responses were typographical errors and have been revised.

•

The several references to “officers and directors” have been changed to “officer and director” throughout the document. The changes are on pages 3, 14, 17, 18, 19, 22, 25, 26, 27, 30, 40,

•

We have revised cross-references throughout the prospectus on page 18 and removed the disclosure of “Nevada Anti-takeover laws”. We have also removed “Dividend Policy” on page 19.

•

The disclosure in the third risk factor on page 9 has been changed to “we expect to incur significant operating losses in future periods”.

•

The text “$5,000,000” on page 12 has been changed to “$1,000,000.”

4.

Please disclose the net proceeds you shall receive after deducting related expenses. See Item 501(b)(3) of Regulation S-K.

Company response: The Company has included the disclosure required by Item 503(b)(3) in chart format on the prospectus cover page.

5.

We note your statement here and in other places that “it is possible that a creditor could attach your subscription which could preclude or delay the return of money to you.” In light of your disclosure elsewhere that there are no minimum number of shares required to be sold and that funds raised from the offering will not be placed in an escrow, trust or similar account, please tell us the circumstances under which investors’ subscriptions or moneys may be returned to them.

Company response: The Company has removed the following text from the prospectus cover page:

Accordingly, if we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws. If a creditor sues us and obtains a judgment against us, the creditor could garnish the bank account and take possession of the subscriptions. As such, it is possible that a creditor could attach your subscription which could preclude or delay the return of money to you. If that happens, you will lose your investment and your funds will be used to pay creditors.

Additionally, the following risk factor has been removed from page 14:

Because there is no escrow, trust or similar account, the offering proceeds could be seized by creditors or by a trustee in bankruptcy, in which case investors would lose their entire investment.

Any funds that we raise from our offering of 1,000,000 shares of common stock will be immediately available for our use and will not be returned to investors.  We do not have any arrangements to place the funds received from our offering of 1,000,000 shares of common stock in an escrow, trust or similar account.  Accordingly, if we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws.  If a creditor sues us and obtains a judgment against us, the creditor could garnish the bank account and take possession of the subscription funds.  As such, it is possible that a creditor could attach your subscription funds which could preclude or delay the return of money to you. If that happens, you will lose your investment and your funds will be used to pay creditors.

Prospectus Summary, page 5

6.

Please disclose your president’s, sole director’s and officer’s rationale for becoming a public company at this time in the company’s development, including the advantages and disadvantages of becoming a public company.

Company response:  The Company has added the following disclosure to page 6:

The rationale of our sole officer and director to make the Company become a public company is based on his subjective belief that potential investors are more inclined to invest in the Company if the Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which provides investors with updated material information about the Company and the ability of the Company’s investors to resell securities through the facilities of the securities markets, assuming the Company finds a market maker in order to have its shares of common stock quoted on the OTC Bulletin Board or the OTCQX tier of the OTC Markets.  Our sole officer and director believes that the disadvantages of becoming a public company are the continuing reporting costs of being a reporting issuer under the Exchange Act and reluctance of persons qualified to serve as directors of the Company because of a director’s exposure to possible legal claims.

7.

Please expand the third paragraph under “Our Company” to disclose how you will use the funds from this offering if you raise less than $50,000. In the alternative, please provide a cross-reference to the information in the “Use of Proceeds” section.

Company response:  The Company has added the following disclosure to page 5:

In the event that we raise $37,500, we will use such funds as follows:  (i) $8,000 for legal and accounting fees, (ii) $7,000 for costs associated with being a “reporting issuer,” (iii) $6,000 for setting up a small office and warehouse, (iv) $5,000 to purchase ingredients and supplies, (v) $7,000 to purchase used or lease machinery, and $4,500 for salary payments.

In the event that we raise $25,000, we will use such funds as follows:  (i) $7,000 for legal and accounting fees, (ii) $6,000 for costs associated with being a “reporting issuer,” (iii) $4,000 for setting up a small office and warehouse, (iv) $4,000 to purchase ingredients and supplies, and (v) $4,000 to purchase used or lease machinery.

In the event that we raise $12,500, we will use such funds as follows:  (i) $7,000 for legal and accounting fees, (ii) $5,500 for costs associated with being a “reporting issuer.  See “Use of Proceeds” on page 14.

Risk Factors, page 8

Risk Factors Related to our Business, page 8

Because our auditors have issued a going concern opinion, there is substantial uncertainty we will continue operations in which case you could lose your investment, page 8

8.

We note your disclosure that additional financing is required for your business not to fail. Please clarify the minimum additional financing required and corresponding time frames as well as whether this offering will satisfy such requirement.

Company response:  The Company will not need additional financing in the first 12 months of its operation.  Accordingly, the Company has removed the sentence which states, “[a]s a result, if we are unable to obtain additional financing at this stage in our operations, our business will fail and you may lose some or all of your investment in our common stock,” and replaced such sentence with text which states “After twelve months period we may need additional financing.”

Current management’s lack of experience in and with the yogurt business means that it is difficult to assess or make judgments about, our potential success, page 9

9.

We note that you disclosure that Mr. Naeem has no training or experience in the yogurt business is inconsistent with your statement on page 21 that you “will rely on [Mr. Naeem’s] knowledge and expertise to produce, pack, and sell our flavoured yogurts”. Please revise.

Company response:  The Company has removed the following text from page 20:

“Our sole officer and director, Rashid Naeem, has been making yogurts for his personal needs for many years. We will rely on his knowledge and expertise to produce, pack, and sell our flavoured yogurts.”

Dilution, page 14

Existing Stockholders if all of the Shares are Sold, page 15

10.

Please explain to us how you determined the $3.75 million potential gain to existing shareholders and the $0.04 increase to present stockholders in net tangible book value per share after offering. Please revise your disclosure if these amounts are deemed to be incorrect.

Company response:  The $3.75 number was a typographical error and has been replaced with the offering amount of $50,000.    The $0.04 increase to present stockholders in net tangible book value per share after offering, has been changed to $0.009, the difference between the tangible book value before and after the offering.

Description of Business, page 19

General, page 20

11.

Please expand your disclosure regarding your intended business. For example, please disclose yogurt flavor recipes and flavors under development, competition and research. Given that your sole officer and director has an address in Germany, disclose the geographic areas in which you intend to conduct your business.

Company response:  The Company has added the following disclosure to the general section on page 20. “Our flavour yogurt recipes currently include all fruit flavours. The following list follows what we will be making: Apple, apricot, blueberry, cherry, peach, orange, pear, and strawberry. Our flavours under development will include all the following products: Carrot, cucumber, raisin, almonds and more as we expand the business. All of our flavoured yogurts will have sugar added to them.  The yogurt business has a lot of competition especially in the recent decades as many flavoured and frozen yogurt companies have surfaced. Some of the world’s most established and biggest yogurt companies started out in Europe and we will face immense competition from these established companies. We plan to conduct our business from Germany where we are located, but once we establish our brand like other yogurt companies we will have our yogurts made and distributed all over the place”.

Government Regulation, page 21

12.

Please revise your disclosure to discuss required government approvals and the effect of any existing governmental regulation on your business. In addition, please include appropriate risk factors with respect to compliance with government regulation.

Company response: There are no required government approvals present that we need approval from or any existing government regulation on our business.

Management’s Discussion and analysis of Financial Condition and Results of Operation, page 22

Liquidity and Capital Resources, page 24

13.

Please disclose all material commitments and contingencies in this section as required under item 303(a) of Regulation S-K. To this extent, we note your disclosure in Note 2 to your financial statements that you have a loan payable to a related party of $5,322.

Company response:   The Company has added the following disclosure to the Liquidity and Capital Resources section on page 24 “During 2012, Rashid Naeem, our sole officer and director, who is currently our sole shareholder, advanced the Company $5,322 to pay expenses.  The loan is an oral contract, bears no interest and is payable on demand.”

Directors’ Executive Officers, Promoters and Control Persons, page 25

14.

Please revise the biographical sketch for Rashid Naeem to provide a complete five year discussion without gaps or ambiguities, including the name of the organization in which Mr. Naeem was employed.

Company response: Mr. Naeem has been self employed before the formation of the company, therefore the company has added the following disclosure in the biographical sketch on page 25 “has been self employed from 2007 until now and”.

Certain Relationships and Related Transactions, page 28

15.

Within this section, please provide a description of all related party transactions which qualify for disclosure under Item 404(d) of Regulation S-K. To this extent, we note your disclosure in Note 2 to your financial statements that you have a loan payable to a related party of $5,322.

Company response:  The Company has added the following disclosure to the Certain Relationships and Related Transactions on page 27:  “During 2012, Rashid Naeem, our sole officer and director, who is currently our sole shareholder, advanced the Company $5,322 to pay expenses.  The loan is an oral contract, bears no interest and is payable on demand.”

Exhibits

16.

Please file all material agreements. Please refer to Item 601(b)(10) of Regulation S-K. As an example only, please file the agreement for the loan referenced in Note 2 to the financial statements on page 35.

Company response: The Company currently has no material agreements. Therefore no agreements were filed.

Please contact our legal counsel, Thomas Puzzo, Esq., at (206) 522-2256 and tpuzzo@msn.com, with any questions or comments.

Sincerely,

SIPUP CORPORATION

/s/ Rashind Naeem

Rashid Naaem

President